UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 20 )*

ATOMIC GUPPY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04961M 10 0

(CUSIP Number)

Ronald L. Brown, Esq.

Andrews Kurth LLP
1717 Main Street, Suite 3700

Dallas, Texas 75201

(214) 659-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04961M100	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) eTelTec, Inc. EIN – 27-0624672
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 142,500,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 04961M100	13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gladys Perez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 142,500,000
	9	SOLE DISPOSITIVE POWER 0-
	10	SHARED DISPOSITIVE POWER 142,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 04961M100	13D	Page 4 of 8 Pages

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.

Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Atomic Guppy, Inc., a Nevada corporation (the “Issuer”) and is being filed by eTelTec, Inc., a Florida corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 135 Weston Rd., Suite 326, Weston, Florida 33326.

ITEM 2.

Identity and Background.

(a)

Name. The name of the Reporting Person is eTelTec, Inc. The Reporting Person is owned and managed by Gladys Perez.

(b)

Business Address. The business address for the Reporting Person is 135 Weston Rd., Suite 326, Weston, Florida 33326

(c)

Occupation and Employment. The Reporting Person is a financial consulting company.

 (d) and  (e)

Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship. The Reporting Person is a Florida corporation. Ms. Perez is a citizen of the United States.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 142,500,000 shares (the “Shares”) of the Issuer’s Common Stock, which it acquired on July 28, 2009 in exchange for 95% of the outstanding common stock of WQN, Inc. owned by Reporting Person.

ITEM 4.

Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided that Reporting Person may in the future seek to add additional members to the Board of Director who are independent directors;

CUSIP No. 04961M100	13D	Page 5 of 8 Pages

•

any material change in the present capitalization or dividend policy of the Issuer; other than to effect a one-for-ten reverse split of the common stock, authorize additional shares of common and preferred stock, and change the Issuer’s name to Quantel, Inc.;

•

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•

any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.

Interests in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 142,500,000 shares of Common Stock of the Issuer, representing approximately 86.5% of the class.

(b)

Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above. Ms. Perez possesses the right to control the actions of the Reporting Person.

(c)

Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)

Certain Rights of Other Persons. Not applicable.

(e)

Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.

Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.

Material to be Filed as Exhibits.

No.	Document
1.	Joint Filing Agreement

CUSIP No. 04961M100	13D	Page 6 of 8 Pages

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: July 31, 2009

eTelTec, Inc.

By:	/s/ GLADYS PEREZ
Gladys Perez, President

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

CUSIP No. 04961M100	13D	Page 7 of 8 Pages

INDEX OF EXHIBITS

No.	Document
1.	Joint Filing Agreement

CUSIP No. 04961M100	13D	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Atomic Guppy, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of July 31, 2009.

eTelTec, Inc.

By:	/s/ GLADYS PEREZ
Gladys Perez, President

/s/ GLADYS PEREZ
Gladys Perez